Filed Pursuant to Rule 424(b)(2)
Registration No. 333-253385
August 27, 2021
PRICING SUPPLEMENT
(To Prospectus dated February 23, 2021,
Prospectus Supplement dated February 23, 2021 and
Stock-Linked Underlying Supplement dated February 23, 2021)



HSBC USA Inc.

$5,684,000
Autocallable Contingent Income Barrier Notes

Linked to the Common Stock of Match Group, Inc. (the "Reference Asset")

► Quarterly Contingent Coupon payments at a rate of 3.75% (equivalent to 15.00% per annum), payable if the Official Closing Price of the Reference Asset on the applicable Observation Date is greater than or equal to 72.96% of its Initial Value

► Callable quarterly at the principal amount plus the applicable Contingent Coupon on any Call Observation Date on or after November 26, 2021 if the Official Closing Price of the Reference Asset is at or above the Call Threshold

► If the Notes are not called and the Reference Asset declines by more than 27.04%, there is full exposure to declines in the Reference Asset, and you will lose all or a portion of your principal amount.

► Approximate 2 year maturity, if not called

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Contingent Income Barrier Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-11 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Trade Date is $965.97 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-6 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000.00	$17.50	$982.50
Total	$5,684,000.00	$99,470.00	$5,584,530.00

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.75% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-11 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value



HSBC USA Inc.

Autocallable Contingent Income Barrier Notes

This document relates to a single offering of Autocallable Contingent Income Barrier Notes. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the performance of the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The common stock of Match Group, Inc. (Ticker: MTCH).
Trade Date:	August 27, 2021
Pricing Date:	August 27, 2021
Original Issue Date:	September 2, 2021
Final Valuation Date:	August 28, 2023, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	August 31, 2023. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Call Feature:	If the Official Closing Price of the Reference Asset is at or above its Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.
Call Threshold:	100.00% of the Initial Value.
Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value.
Final Settlement Value:	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: **If the Reference Return of the Reference Asset is greater than or equal to -27.04%:** $1,000 + final Contingent Coupon. **If the Reference Return of the Reference Asset is less than -27.04%:** $1,000 + ($1,000 x Reference Return of the Reference Asset). If the Notes are not called and the Final Value of the Reference Asset is less than its Barrier Value, you may lose up to 100% of the Principal Amount. Even with any Contingent Coupons, your return on the Notes will be negative in this case.
Reference Return:	With respect to the Reference Asset, the quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Observation Dates and Payment Dates:

Observation Dates	Coupon Payment Dates	
November 26, 2021 *	December 1, 2021	**
February 28, 2022 *	March 3, 2022	**
May 26, 2022 *	June 1, 2022	**
August 26, 2022 *	August 31, 2022	**
November 28, 2022 *	December 1, 2022	**
February 27, 2023 *	March 2, 2023	**
May 26, 2023 *	June 1, 2023	**
August 28, 2023 *	August 31, 2023	**
(the Final Valuation Date)	(the Maturity Date)	

*These Observation Dates are also Call Observation Dates

**These Coupon Payment Dates are also Call Payment Dates

Each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" and "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.

Call Observation Dates:	The applicable Observation Dates starting on November 26, 2021, as indicated above.
Call Payment Dates:	The applicable Coupon Payment Dates starting on December 1, 2021, as indicated above.
Contingent Coupon:	**If the Official Closing Price of the Reference Asset is greater than or equal to its Coupon Trigger on an Observation Date,** you will receive the Contingent Coupon of $37.50 per $1,000 in Principal Amount on the applicable Coupon Payment Date.
	If the Official Closing Price of the Reference Asset is less than its Coupon Trigger on an Observation Date, Contingent Coupon applicable to such Coupon Observation Date will not be payable.
	You may not receive any Contingent Coupon Payments over the term of the Notes.
Contingent Coupon Rate:	3.75% per quarter (equivalent to 15.00% per annum).
Initial Value:	$141.00, which was the Official Closing Price of the Reference Asset on the Pricing Date.
Final Value:	The Official Closing Price of the Reference Asset on the Final Valuation Date.
Coupon Trigger:	$102.8736, which is 72.96% of the Initial Value
Barrier Value:	$102.8736, which is 72.96% of the Initial Value
CUSIP / ISIN:	40439JKM6 / US40439JKM61
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 23, 2021, the prospectus supplement dated February 23, 2021 and the Stock-Linked Underlying Supplement dated February 23, 2021. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this document, page S-1 of the prospectus supplement and page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www. sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Stock-Linked Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026622/tm217170d1_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

PAYMENT ON THE NOTES

Call Feature

If the Official Closing Price of the Reference Asset is at or above its Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.

Contingent Coupon

We will pay a quarterly Contingent Coupon payment on a Coupon Payment Date if the Official Closing Price of the Reference Asset on the applicable Observation Date is greater than or equal to its Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" beginning on page S-17 in the accompanying prospectus supplement. The Contingent Coupon Rate is 15.00% per annum (or $37.50 per $1,000 Principal Amount quarterly, if payable).

Payment at Maturity

Unless the Notes are called, on the Maturity Date and for each $1,000 Principal Amount, you will receive a cash payment equal to the Final Settlement Value determined as follows:

■ **If the Reference Return is greater than or equal to -27.04%:**

$1,000 + final Contingent Coupon

■ **If the Reference Return is less than -27.04%:**

$1,000 + ($1,000 x Reference Return).

If the Notes are not called and the Final Value of the Reference Asset is less than its Barrier Value, you will not receive the final Contingent Coupon, and will lose up to 100% of the Principal Amount. Even with any Contingent Coupons received prior to maturity, your return on the Notes may be negative in this case.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

- You believe that the Official Closing Price of the Reference Asset will be at or above its Coupon Trigger on most or all of the Observation Dates, and the Final Value of the Reference Asset will be at or above its Barrier Value.

- You seek a quarterly Contingent Coupon, based on the performance of the Reference Asset, that will be paid at the Contingent Coupon Rate of 15.00% per annum if the Official Closing Price of the Reference Asset is greater than or equal to its Coupon Trigger on the applicable Observation Date.

- You are willing to invest in the Notes based on the fact that your maximum potential return is limited to any Contingent Coupons payable on the Notes

- You do not seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

- You are willing to make an investment that is exposed to the potential downside performance of the Reference Asset on a 1-to-1 basis if the Notes are not called and the Reference Return is less than -27.04%.

- You are willing to lose up to 100% of the Principal Amount.

- You are willing to hold the Notes which will be automatically called on any Call Observation Date on which the Official Closing Price of the Reference Asset is at or above its Call Threshold, or you are otherwise willing to hold the Notes to maturity.

- You are willing to forgo guaranteed interest payments on the Notes, and the dividends or other distributions paid on the Reference Asset.

- You do not seek an investment for which there will be an active secondary market.

- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

- You believe that the Official Closing Price of the Reference Asset will be below its Coupon Trigger on most or all of the Observation Dates, including the Final Valuation Date, and the Final Value of the Reference Asset will be below its Barrier Value.

- You believe that the Contingent Coupon, if any, will not provide you with your desired return.

- You are unwilling to invest in the Notes based on the fact that your maximum potential return is limited to any Contingent Coupons payable on the Notes.

- You seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

- You are unwilling to make an investment that is exposed to the potential downside performance of the Reference Asset on a 1-to-1 basis if the Notes are not called and the Reference Return is less than -27.04%

- You seek an investment that provides full return of principal at maturity.

- You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of the Reference Asset is at or above its Call Threshold, or you are otherwise unable or unwilling to hold the Notes to maturity.

- You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the Reference Asset.

- You seek an investment for which there will be an active secondary market.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶   "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶   "—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

The Notes do not guarantee any return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not called and the Final Value of the Reference Asset is less than its Barrier Value. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount and you will lose 1% for each 1% that the Reference Return is less than 0.00%. You may lose up to 100% of your investment at maturity. Even with any Contingent Coupons received prior to maturity, your return on the Notes may be negative in this case.

The amount payable on the Notes is not linked to the values of the Reference Asset at any time other than the Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Price of the Reference Asset on the Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of the Reference Asset is greater than or equal to its Coupon Trigger during the term of the Notes other than on an Observation Date but then decreases on an Observation Date to a value that is less than its Coupon Trigger, the Contingent Coupon will not be payable for the relevant quarterly period. Similarly, if the Notes are not called, even if the value of the Reference Asset is greater than or equal to its Barrier Value during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than its Barrier Value, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the value of the Reference Asset prior to such decrease. Although the actual value of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than its value on the Observation Dates, whether each Contingent Coupon will be payable and the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset on the applicable Observation Dates.

You may not receive any Contingent Coupons.

We will not necessarily make periodic coupon payments on the Notes. If the Official Closing Price of the Reference Asset on an Observation Date is less than its Coupon Trigger, we will not pay you the Contingent Coupon applicable to that Observation Date. If on each of the Observation Dates, the Official Closing Price of the Reference Asset is less than its Coupon Trigger, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, the Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.

Your return on the Notes is limited to the Principal Amount plus the Contingent Coupons, if any, regardless of any appreciation in the value of any Underlying.

For each $1,000 Principal Amount, you will receive $1,000 at maturity plus the final Contingent Coupon if the Final Value of the Reference Asset is equal to or greater than its Coupon Trigger, regardless of any appreciation in the value of any Underlying, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Asset during the term of the Notes.

The Notes may be called prior to the Maturity Date.

If the Notes are called early, the holding period over which you may receive coupon payments could be as little as approximately 3 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the Maturity Date.

Higher Contingent Coupon Rates or lower Barrier Values are generally associated with a Reference Asset with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the value of a Reference Asset. The greater the expected volatility with respect to a Reference Asset on the Trade Date, the higher the expectation as of the Trade Date that the value of the Reference Asset could

close below its Coupon Trigger on an Observation Date or its Barrier Value on the Final Valuation Date, indicating a higher expected risk of non-payment of Contingent Coupons or loss on the Notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier Value, a lower Coupon Trigger or a higher Contingent Coupon Rate) than for similar securities linked to the performance of a Reference Asset with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Barrier Value may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of a Reference Asset can change significantly over the term of the Notes. The value of the Reference Asset for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Reference Asset and the potential to lose some or all of your principal at maturity not receive any Contingent Coupons.

Risks Relating to the Reference Asset

The common stock of Match Group, Inc. have a limited trading history.

The common stock of Match Group, Inc. began trading on The Nasdaq Stock Market LLC on July 1, 2020 and therefore have a limited historical performance. Past performance should not be considered indicative of future performance.

General Risk Factors

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Trade Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset relative to its Initial Value. We cannot predict the Official Closing Price of the Reference Asset on any Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on the Notes.

The table and examples below illustrate how the Contingent Coupon and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical performances of the Reference Asset. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The numbers appearing in the following table and examples may have been rounded for ease of analysis. The following table and examples assume the following:

- Principal Amount: $1,000
- Hypothetical Initial Value: $100.00
- Hypothetical Call Threshold: $100.00, 100.00% of the Initial Value
- Hypothetical Barrier Value: $72.96 (72.96% of the Initial Value)
- Hypothetical Coupon Trigger: $72.96 (72.96% of the Initial Value)
- Contingent Coupon Rate: 15.00% per annum, payable quarterly (3.75% for each quarter in which it is payable).

The hypothetical Initial Level of $100.00 used in the examples below has been chosen for illustrative purposes only and does not represent any of the actual Initial Levels. The actual Initial Level of the Reference Asset is set forth on page PS-3 of this document.

	Notes Are Called on a Call Observation Date	Notes Are Not Called on Any Call Observation Date	
	Example 1	Example 2	Example 3
Initial Value of each Underlying	$100.00	$100.00	$100.00
Call Threshold of each Underlying	$100.00	$100.00	$100.00
Barrier Value of each Underlying	$72.96	$72.96	$72.96
Coupon Trigger of each Underlying	$72.96	$72.96	$72.96
Observation Dates	**Official Closing Price / Percentage Change of the Reference Assset**		
1st Observation Date (1st Call Observation Date)	$120.00 / 20.00% Contingent Coupons: 1 x $37.50 = $37.50	$77.22 / -22.78% Contingent Coupons: 1 x $37.50 = $37.50	$68.10 / -31.90% Contingent Coupons: $0
2nd Observation Date to the 7th Observation Date (including 2nd Call Observation Date to 7th Call Observation Date)	N/A	Official Closing Price is at or above the Coupon Trigger but below the Call Threshold Contingent Coupons: 6 x $37.50 = $225.00	Official Closing Price below the Coupon Trigger Contingent Coupons: $0
Final Valuation Date	N/A	$75.51 / -24.49% Contingent Coupons: 1 x $37.50 = $37.50	$59.58 / -40.42% Contingent Coupons: $0
Total Contingent Coupons Prior to Maturity or Calll	$0.00	$262.50	$0.00
Payment if Notes are Called	$1,000 + $37.50 = $1,037.50	N/A	N/A
Payment at Maturity	N/A	$1,000 + $37.50 = $1,037.50	$1,000 + ($1,000 x -40.42%) = $595.80
Total payments on the Notes	$1,037.50	$1,300.00	$595.80
Return of the Notes	3.75%	30.00%	-40.42%

Example 1—The Official Closing Price of the Reference Asset on the first Call Observation Date is greater than or equal to its Call Threshold and the Notes are called.

Initial Value		Official Closing Price
$100.00		$120.00 (120.00% of Initial Value)

Payment Upon a Call:	**$1,037.50**

Because the Official Closing Price of the Reference Asset on the first Call Observation Date is at or above its Call Threshold, the Notes will be called and you will receive $1,037.50 per Note, reflecting the Principal Amount plus the Contingent Coupon. We will have paid you a total of $1,037.50 per Note, resulting in a 3.75% return on the Notes. No extra payment will be made on account of the Reference Asset closing above its Initial Value.

Example 2— The Notes are not called, the Final Value of the Reference Asset is greater than or equal to its Barrier Value, and the Reference Asset closed at or above its Coupon Trigger (but below its Call Threshold) on all Observation Dates prior to maturity.

Initial Value		Final Value
$100.00		$75.51 (75.51% of Initial Value)

Reference Return:	-24.49%
Payment at Maturity:	**$1,037.50**

Because the Final Value of the Reference Asset is greater than or equal to its Coupon Trigger, you will receive $1,037.50 per Note, reflecting the Principal Amount plus the final Contingent Coupon.

When added to the aggregate Contingent Coupon payments of $262.50 received in respect of all previous Observation Dates, we will have paid you a total of $1,300.00 per Note, resulting in a 30.00% return on the Notes.

Example 3— The Notes are not called, the Final Value of the Reference Asset is less than its Barrier Value, and the Reference Asset closed below its Coupon Trigger on all Observation Dates prior to maturity.

Initial Value		Final Value
$100.00		$59.58 (59.58% of Initial Value)

Reference Return:	-40.42%
Payment at Maturity:	**$595.80**

Because the Final Value of the Reference Asset is less than its Barrier Value, you will receive $595.80 per Note, calculated as follows:

Final Settlement Value = $1,000 + ($1,000 x -40.42%) = $595.80

Because there was no Contingent Coupon payable in respect of the Observation Dates prior to maturity, we will pay you a total of $595.80, resulting in a -40.42% return on the Notes.

If the Notes are not called and the Final Value of the Reference Asset is less than its Barrier Value, you will be exposed to any decrease in the value of the Reference Asset on a 1:1 basis and could lose up to 100% of your principal.

DESCRIPTION OF THE REFERENCE ASSET

Description of MTCH

Match Group, Inc. provides internet media and services. The Company offers online dating activities. Match Group, Inc. serves customers worldwide. The shares of common stock of Match Group, Inc. trade and are listed on the NASDAQ under the symbol "MTCH."

Information filed by Match Group, Inc. with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") can be located on the SEC website (https://www.sec.gov).

Historical Performance of MTCH

The following graph sets forth the historical performance of MTCH based on the daily historical closing values from July 1, 2020 through August 27, 2021. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of MTCH should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of MTCH on any Observation Date, including the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of the Reference Asset, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. has offered the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.75% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-83 in the prospectus supplement.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly

agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

Prohibition of Sales to Swiss Private Clients - The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to investors that qualify as private (retail) clients according to Article 4 para. 2 Swiss Financial Services Act ("FinSA") and its implementing ordinance, i.e. the Swiss Federal Financial Services Ordinance ("FinSO"). Consequently no key information document (or equivalent document) required by FinSA has been prepared and therefore offering or selling the Notes or otherwise making them available to any private (retail) client in, into or from Switzerland may be unlawful under FinSA.

The offering of the Notes in Switzerland does not require the preparation and the publication of a prospectus under FinSA because such offering is made to professional clients within the meaning of FinSA only. No prospectus pursuant to FinSA has been or will be prepared for or in connection with the offering of the Notes in Switzerland.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described herein. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

We will not attempt to ascertain whether the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Reference Asset and consult your tax advisor regarding the possible consequences to you if the Reference Asset is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange, or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-

one instruments and that are issued before January 1, 2023. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

SELLING RESTRICTION - SWITZERLAND

The Notes are not subject to the approval of, or supervision by, the Swiss Financial Market Supervisory Authority ("FINMA") and investors in the Notes will not benefit from supervision by FINMA. The Notes do not constitute participations in a collective investment scheme within the meaning of the Swiss Federal Act on Collective Investment Schemes of 23 June 2006 ("CISA"), as amended. The Notes are neither issued nor guaranteed by a Swiss financial intermediary. Investors are exposed to the credit risk of the Issuer.

The Notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of FinSA and its implementing ordinance, FinSO, and no application has or will be made to admit the Notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither the Offering Memorandum nor any other offering or marketing material relating to the Notes constitutes a prospectus pursuant to the FinSA. Consequently, the Offering Memorandum and any other offering or marketing material relating to the Notes may only be publicly distributed or otherwise made publicly available in Switzerland:

a) if such offer is strictly limited to investors that qualify as professional clients ("Professional Clients", as set out below) according to Article 4 para. 3 FinSA and Article 5 para. 1 FinSO. Accordingly, the Notes may only be distributed or offered, and the Offering Memorandum or any other marketing material relating to the Notes may be made available to Professional Clients in Switzerland; in this case, the offering of the Notes in, into or from Switzerland is exempt from the requirement to prepare and publish a prospectus under FinSA;

b) if such offer constitutes an exempt offer pursuant to specific provisions regarding exempt offers pursuant to Article 36 FinSA which (a) is addressed to less than 500 investors, (b) is only addressed to investors that purchase financial instruments in an amount of at least CHF?100,000 (or equivalent in other currencies), (c) has a minimum denomination of CHF?100,000 (or equivalent in other currencies), or (d) does not exceed the value of CHF?8 million (or equivalent in other currencies) calculated over a period of 12 months; in this case, the offering of the Notes in, into or from Switzerland is exempt from the requirement to prepare and publish a prospectus under FinSA.

Professional Clients in terms of the FinSA specifically include:

(a) Swiss regulated financial intermediaries such as banks, securities houses, fund management companies, asset managers of collective investments, or regular asset managers;

(b) Swiss regulated insurance companies;

(c) foreign clients which are subject to a prudential supervision under the laws of their incorporation of jurisdiction equivalent to that applicable to persons listed under paragraphs (a) and (b) above;

(d) central banks;

(e) public entities with professional treasury operations;

(f) occupational pension schemes and other institutions whose purpose is to serve occupational pensions with professional treasury operations;

(g) companies with professional treasury operations;

(h) large companies; and

(i) private investment structures with professional treasury operations created for high-net-worth private (retail) clients.

In addition, high-net-worth private (retail) clients and private investment structures created for them may declare that they wish to be treated as Professional Clients in accordance with Article 5 FinSA (opting out).

Nothwithstanding the fact that such offering may not trigger the requirement to prepare a prospectus under FinSA,, in the case of offerings of Notes that constitute debt instruments with a "derivative character" that will be made to private (retail) clients in, into or from Switzerland (as such expressions are understood under FinSA and FinSO), a key information document (KID) prepared in accordance with FinSA and FinSO or in accordance with Regulation (EU) No 1286/2014 of the European Parliament and of the Council of November 26, 2014 on

key information documents for packaged retail and insurance-based investment products (PRIIPs) must be made available. The Issuer reserves the right to make available a simplified prospectus pursuant to former Article 5 para. 2 CISA instead of a KID until the expiration of the grand-fathering period, i.e. until the end of 2021.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 23, 2021, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated February 23, 2021, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated February 23, 2021.

TABLE OF CONTENTS

Pricing Supplement

Stock-Linked Underlying Supplement

Prospectus Supplement

Prospectus

HSBC USA Inc.

$5,684,000
Autocallable Contingent Income Barrier Notes Linked to the Common Stock of Match Group, Inc.

August 27, 2021

Pricing Supplement